Exhibit 99.1

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons
Company Announcement

COPENHAGEN, Denmark; November 11, 2026 – Genmab A/S (Nasdaq: GMAB) - In accordance with Article 19 of Regulation No. 596/2014 on Market Abuse and Implementing Regulation 2016/523, this document discloses the data of the transactions made in Genmab A/S (Nasdaq: GMAB) by managerial employees and their closely associated persons.

The company’s managerial employees and their closely associated persons have given Genmab A/S power of attorney on their behalf to publish trading in Genmab shares by the company’s managerial employees and their closely associated persons.

Please find below a statement of such trading in shares issued by Genmab A/S

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bradley Bailey
2.	Reason for the notification
a)	Position/status	Executive Vice President, Chief Commercial Officer
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 3,592.00	22
		DKK 3,594.00	99
		DKK 3,594.50	169
		DKK 3,596.00	47
		DKK 3,596.50	18
		DKK 3,597.00	45
		DKK 3,597.50	233
		DKK 3,598.00	75
		DKK 3,600.00	39

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 1/3 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

		DKK 3,602.00	21
		DKK 3,605.00	13
		DKK 3,607.00	6
		DKK 3,613.00	23
		DKK 3,614.00	17
		DKK 3,615.00	5
		DKK 3,616.00	8
		DKK 3,617.50	13
		DKK 3,621.50	158
		DKK 3,625.00	60
d)	Aggregated information - Aggregated volume - Price	1,071 shares DKK 3,602.98
e)	Date of the transaction	2026-11-11
f)	Place of the transaction	NASDAQ Copenhagen (XCSE)

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 2/3 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

About Genmab
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com or follow us on LinkedIn, X, Facebook and Instagram.
Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

The Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in the Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 3/3 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122